Integrated Technology Group
                            301 West Main, Suite 500
                                Ardmore, OK 73401
                                 (580) 226-0511




August 1, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 2003 (REGISTRATION NO. 333-102598)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Integrated Technology Group hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Company has terminated its Placement arrangement. No shares have been sold under the registration statement.




Sincerely,
/s/ H. Scot Holden
H. Scott Holden
Chief Executive Officer